Exhibit 7

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Grown Rogue International Inc. (the “Company”)

340 Richmond Street West

Toronto, Ontario

M5V 1X2

Item 2	Date of Material Change

February 5, 2021 and February 8, 2021

Item 3	News Release

A news release was issued by the Company on February 5, 2021 and February 8, 2021 through the facilities of Business Wire and was subsequently filed on SEDAR.

Item 4	Summary of Material Change

On February 5, 2021, the Company announced that it completed the second and final tranche of its previously announced private placement for aggregate gross proceeds of $1,565,973.

On February 8, 2021, the Company announced that its subsidiary, Grown Rogue Distribution, LLC, has signed a definitive agreement and management services agreement with HSCP, LLC, a subsidiary of Acreage Holdings Inc. for a previously operational, state-of-the-art 30,000 Sq Ft indoor facility located in Medford, Oregon, and a retail dispensary in Portland, Oregon.

Item 5.1	Full Description of Material Change

The Company completed a non-brokered private placement offering of common shares and units for total gross proceeds of $1,565,973. On January 19, 2021, the Company completed the first tranche of the non-brokered private placement offering and issued 2,031,784 common shares of the Company, at a price of CAD$0.125 per share. On February 5, 2021, the Company completed the second tranche of the non- brokered private placement offering and issued 8,200,000 units (the “Units”) at a price of CAD$0.16 per Unit (the “Second Tranche”). Each Unit is comprised of one common share and one warrant of the Company (the “Warrants”). Each Warrant entitles the holder to acquire one additional common share for a period of 24 months from the date of issuance at an exercise price of CAD$0.20 per share. Furthermore, the Company may accelerate the expiration date of the Warrants to a period of 30 days following written notice to the holder in the event that the Company’s common shares close at or above CAD$0.32 per share for a period of 10 consecutive trading days on the Canadian Securities Exchange.

All securities issued pursuant to the private placement are subject to a hold period of four months and a day under applicable Canadian securities laws.

Insiders of the Company invested an aggregate of $896,000 in the Second Tranche and received 5,600,000 common shares of the Company and 5,600,000 Warrants. Such insider participation represents a related-party transaction under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“Ml 61-101”), but the transaction was exempt from the formal valuation and minority shareholder approval requirements of Ml 61-101 as neither the fair market value of the subject matter of the transaction, nor the consideration paid, exceed 25% of the Company’s market capitalization. The Company did not file a material change report more than 21 days before the expected closing Second Tranche as the details of the participation by such insiders was not settled until shortly prior to closing of the Second Tranche.

On February 8, 2021, the Company announced that its subsidiary, Grown Rogue Distribution, LLC, signed a definitive agreement and management services agreement (the “MSA”) with HSCP, LLC, a subsidiary of Acreage Holdings Inc. for a previously operational, state-of-the-art 30,000 Sq Ft indoor facility located in Medford, Oregon, and a fully operational retail dispensary in Portland, Oregon. The asset acquisition brings the Company’s total indoor capacity to 127,000 Sq Ft. Total consideration for the acquisition is $3M USD to be paid in a series of tranches based on estimated regulatory approvals not to exceed 18 months. Transaction highlights also include (i) total annual revenue capacity increased to $20M USD on a pro forma basis including $10M USD in wholesale sales in Oregon and a projected $10M USD of revenue from the Company’s Michigan partner’s operations and (ii) further reduction of one of the industry’s lowest cash cost of production of $0.80 USD/gram with improved economies of scale. The new facility is expected to produce an estimated 2,400 pounds or $2.5M USD in revenue (against expenses of $1M USD) of high-quality indoor flower for the remainder of 2021 (partial year) and upon conversion of a fourth growing room from vegetative to flower, the facility will have capacity to produce 5,000 pounds or $6M USD in revenue (against expenses of $2.5M USD) of Oregon’s highest quality flower in 2022 (full year). The Company will begin retrofitting the facility and implementing proprietary operating procedures immediately under the MSA until final close of the asset, which is expected in approximately 6 months, subsequent to final regulatory approvals. The Company expects to add an additional $1M USD plus to its yearly top-line revenue through retail sales from the dispensary with an estimated 30% operating margin. The Company expects to take possession of the retail operation in two to four months, after regulatory approval of the transaction.

Item 6	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

J. Obie Strickler

President and Chief Executive Officer

Tel: (503) 765-8108

Item 9	Date of Report

February 16, 2021.

Cautionary Note Regarding Forward Looking Information

This report contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward- looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include, without limitation, information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company into Michigan and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.